

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

December 15, 2017

James W. Cornelsen
President and Chief Executive Officer
Old Line Bancshares, Inc.
1525 Pointer Ridge Place
Bowie, MD 20716

> **Re:** **Old Line Bancshares, Inc.**
> **Registration Statement on Form S-4**
> **Filed November 22, 2017**
> **File No. 333-221714**

Dear Mr. Cornelsen:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. Please disclose potential adjustments to the merger consideration on your cover page. Specifically, please disclose:

    - Bay Bancorp's ability to terminate the merger agreement, including the price of your common stock that could trigger its ability to terminate;

    - Your ability to increase to the exchange ratio to avoid termination by Bay Bancorp in such circumstances, including the degree to which you would need to increase the merger consideration; and

    - The adjustments for the after-tax income recognized by Bay Bancorp or Bay Bank from the recent settlement of certain litigation and the resolution of certain loans.

Incorporation of Certain Documents by Reference, page 112

2.   It is not clear whether Bay Bancorp meets the eligibility requirements to incorporate by reference on Form S-4. Accordingly, please provide us with your analysis of Bay Bancorp's ability to incorporate by reference on Form S-4. In the alternative, please disclose the required information with respect to Bay Bancorp in the registration statement. Please refer to General Instruction C.1 of Form S-4 for guidance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or, in his absence, me at (202) 551-3391 with any questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel
Office of Financial Services

cc: Frank C. Bonaventure, Jr., Esq.